Exhibit 99.1

BTC Digital Ltd. Announces Major Milestone on Georgia 20 MW Mining Project and Introduces Advanced Liquid-Cooling Technology for the First Time

SINGAPORE, July 8, 2025 /PR Newswire/ – BTC Digital Ltd. (“BTCT” or the “Company”) (NASDAQ: BTCT), a leading blockchain technology company, today announced that its 20 MW large-scale cryptocurrency mining project in Georgia has reached a significant milestone, marking a major step forward in efficiency, sustainability and intelligent operations.

1. Air-Cooling System Progressing on Schedule

BTCT has formalized agreements with key contractors and equipment suppliers to advance its 9 MW air-cooling solution. Preparatory work is underway, and deployment of the air-cooled infrastructure is expected to commence in October 2025, laying a solid foundation for the project’s rapid operational rollout.

2. Parallel Introduction of Industry-Leading Liquid-Cooling Technology

In a first for BTCT’s Georgia facility, the Company will integrate an advanced liquid-cooling system alongside its air-cooled setup:

In-House R&D & Strategic Partnerships: BTCT has developed proprietary liquid-cooling components and entered into a strategic alliance with a top-tier liquid-cooling supplier.

Enhanced Efficiency & Reliability: Liquid cooling is projected to dramatically lower Power Usage Effectiveness (PUE), increase hash-rate density, and improve operational stability compared with traditional air-cooling.

Concurrent Deployment Plan: Installation and testing of the liquid-cooling equipment will run in parallel with the air-cooling build-out to ensure seamless, full-system activation.

3. Driving Green Mining for a Sustainable Future

BTCT remains committed to embedding environmental stewardship into its mining infrastructure:

Energy Optimization: Liquid-cooling will substantially improve energy utilization and heat dissipation, lowering per-unit hashrate costs.

Carbon Reduction: The project is designed to minimize onsite greenhouse gas emissions and move BTCT closer to its carbon-neutral objectives.

Value Creation: Enhanced capacity and reliability will generate long-term value for shareholders and investors while setting a sustainability benchmark for the industry.

“Establishing Georgia’s first liquid-cooled mining facility underscores our commitment to high-efficiency and green-mining solutions,” said Mr. Siguang Peng, CEO of BTC Digital Ltd. “By marrying in-house innovation with strategic partnerships, we are driving the next era of sustainable blockchain infrastructure worldwide.”

About BTC Digital Ltd.

BTC Digital Ltd. is a blockchain technology company, with a long-term strategy to create value across the metaverse, blockchain and cryptocurrency mining industry. The Company is committed to developing blockchain related businesses in North America, including cryptocurrency mining, mining farm construction, mining pool and data center operation, and miner accessories business.

For more information, please visit: https://btct.investorroom.com/

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates", "target", "going forward", "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

ir@btct.us